APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

	Balance Sheet - not audited
	6/13/19
Assetts	
Cash	$533
Inventory	$4,767
Equipment	$300
Total Assets	$5,600
Liabilities	$0
Owner Capital Contribution	$5,600
Total Assets	$5,600
Total Liabilities & Stockholder Equity	**$5,600**

I, Kelly Partridge, certify that:

(1) The financial statements of Contribution Clothing LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Contribution Clothing LLC have not been included in this Form as Contribution Clothing LLC was formed on 6/13/2019 and has not filed a tax return to date.

Signature: _____
DocuSigned by:
kelly Partridge
2471A5EB113348F...

Name: Kelly Partridge
Title: Founder